ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

May 11, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 049, LLC Amended Offering Statement on Form 1-A Filed on April 29, 2021 File No. 024-11491

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 049, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on March 26, 2021, as subsequently amended on April 29, 2021 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A filed on April 29, 2021. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated May 11, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Offering Statement on Form 1-A

General

1.	Comment: We note your response to prior comment 1. Please disclose what actions you will take with respect to the number of shares issued to the Administrator if you are unable to collect the remaining 5% of unpaid funds.

Response: In light of the Staff’s Comment, the Company has added disclosures in the section entitled “Description of Business – Administrative Services” on page 47 of Amendment No. 2 to clarify that if any subscription funds are not received by the Company within a reasonable time frame, the Company may reject those subscriptions and sell the Class A shares to another subscriber or Masterworks will acquire the Class A shares in settlement of its advance to the Company or to pay the true-up. In all cases in which an initial closing occurs, 100% of the Class A shares offered will be issued and outstanding following the final closing and the administrative services fee shall be the same irrespective of whether 100% of the Class A shares are sold to unaffiliated third party investors or some portion of the Class A shares are ultimately issued to Masterworks.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/U.S. Securities and Exchange Commission

Aamira Chaudhry/U.S. Securities and Exchange Commission

Joel Parker /U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 049, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832